Liberty Star Uranium & Metals Corp.
5610 Sutler Lane
Tucson, Arizona 85712

November 1, 2013

Securities and Exchange Commission
Division of Corporate Finance
Attn: John Reynolds
100 F Street N.E
Washington, D.C. 20549

Re:	Liberty Star Uranium & Metals Corp.
Registration Statement on Form S-1
Filed September 26, 2013
File No. 333-191408

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Liberty Star Uranium & Metals Corp. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on September 26, 2013, File No. 333-191408 (the “S-1 Registration Statement”). The Company has elected to withdraw the S-1 Registration Statement after receipt of a specific comment from the Securities & Exchange Commission (the “Commission”) advising that a withdrawal of the S-1 Registration Statement was appropriate. No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement. The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155.

The Company requests that in accordance with Rule 457 (p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use. If you have any questions regarding this application, please contact our special securities counsel, Gregg E. Jaclin at (609) 275-0400.

Very truly yours,

LIBERTY STAR URANIUM & METALS CORP.

By:	/s/ James Briscoe
Name: James Briscoe
Title: Chief Executive Officer and
Chief Financial Officer
(Principal Executive and Principal Financial
and Accounting Officer)